UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

_______________________
CARISMA THERAPEUTICS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14216R 101
(CUSIP Number)
HealthCap VII, L.P.
Represented by its general partner
HealthCap VII GP S.A.
23 Avenue Villamont
Lausanne, V8 CH -1005
+4121 614 3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 22, 2023
(Date of Event which Requires Filing of this Statement)
__________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box: □
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 14216R 101

1.	Name of Reporting Person
HealthCap VII, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
3,398,248(1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
3,398,248(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,398,248(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
8.4%(2)
14.	Type of Reporting Person
PN
(1) The number of shares of CARISMA Therapeutics Inc. (the “Issuer”) reported is based on the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on October 14, 2022, as amended by the Prospectus Supplement filed with the SEC on February 16, 2023, and giving effect, in connection with the Merger, to the final exchange ratio of 37.9881 provided by the Issuer and the 1-for-20 reverse stock split effective at 5:01 p.m. Eastern Time on March 7, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on March 8, 2023.  The number of shares has been amended in this Amendment No. 1 to Schedule 13D to reflect the final exchange ratio, which was not known when the Schedule 13D was originally filed. For the avoidance of doubt, no disposition of shares of the Issuer have been made by the reporting person, and this Amendment No. 1 to Schedule 13D is being filed solely to reflect such final exchange ratio.
(2) As more fully described in Item 5 of this Amendment No. 1 to Schedule 13D, based on 40,254,666 shares of Common Stock of the Issuer (the “Common Stock”) outstanding as of March 19, 2023, the Reporting Person may be deemed to have beneficial ownership of 3,398,248 shares of Common Stock, which is equal to approximately 8.4% of the voting power of issued and outstanding Common Stock as of March 19, 2023.

SCHEDULE 13D
CUSIP No. 14216R 101
1.	Name of Reporting Person
HealthCap VII GP S.A.
2.	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
3,398,248(1)(2)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
3,398,248(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,398,248(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
8.4%(3)
14.	Type of Reporting Person
OO
(1) The number of shares of the Issuer reported is based on the Issuer’s Registration Statement on Form S-4 filed with the SEC on October 14, 2022, as amended by the Prospectus Supplement filed with the SEC on February 16, 2023, giving effect, in connection with the Merger, to the final exchange ratio of 37.9881 provided by the Issuer and the 1-for-20 reverse stock split effective at 5:01 p.m. Eastern Time on March 7, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on March 8, 2023.  The number of shares has been amended in this Amendment No. 1 to Schedule 13D to reflect the final exchange ratio, which was not known when the Schedule 13D was originally filed. For the avoidance of doubt, no disposition of shares of the Issuer have been made by the reporting person, and this Amendment No. 1 to Schedule 13D is being filed solely to reflect such final exchange ratio.
(2)  HealthCap VII GP S.A., a corporation organized under the laws of Switzerland, is the sole general partner of HealthCap VII, L.P. and has voting and investment control over the shares. HealthCap VII GP S.A. disclaims beneficial ownership of all shares held by HealthCap VII L.P., except to the extent of their pecuniary interest therein.

(3) As more fully described in Item 5 of this Amendment No. 1 to Schedule 13D, based on 40,254,666 shares of Common Stock outstanding as of March 19, 2023, the Reporting Person may be deemed to have beneficial ownership of 3,398,248 shares of Common Stock, which is equal to approximately 8.4% of the voting power of issued and outstanding Common Stock as of March 19, 2023.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:
(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Amendment No. 1 to Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 40,254,666 shares of Common Stock outstanding as of March 19, 2023, as provided by the Issuer.
The Fund directly holds 3,398,248 shares of Common Stock. As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the shares held by the Fund. Fabrice Bernhard serves as an executive officer of the General Partner, and each of Dag Richter, Daniel Schafer, and Frans Wuite (together with Mr. Bernhard, the “Managers”) serves as a director of the General Partner.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: March 22, 2023
HEALTHCAP VII, L.P.

By its general partner HealthCap VII GP S.A.

By: /s/ Dag Richter
Name: Dag Richter
Title:   Director

By: /s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title:   General Manager

HEALTHCAP VII GP S.A.

By: /s/ Dag Richter
Name: Dag Richter
Title:   Director

By: /s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title:   General Manager